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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and CAE to double Phenom 300 pilot training capacity in Las Vegas and London Burgess Hill

▪	Two new Phenom 300 simulators add training capacity meet the growing demand for pilot training in Europe and the United States
▪	Both simulators to enter service as part of Embraer-CAE Training Services in 2024

Las Vegas, October 16, 2023 – Embraer and CAE announced today that their joint venture, Embraer-CAE Training Services (ECTS), will add training capacity with the deployment of two new Phenom 300 full-flight simulators (FFS) to meet the growing demand for pilot training in Europe and the United States. The first new FFS is scheduled to enter service in Q1 2024 at CAE London Burgess Hill (UK) and the second in Q3 2024 at CAE Las Vegas (U.S.).

“After opening a new Phenom series full-flight simulator in April, we are announcing two new ones in the USA and Europe. We are working with CAE to be where our customers need us to be, providing them with our latest technological updates and best-in-class support. Embraer and CAE are long-term partners to provide the best services to the market.” said Carlos Naufel, President & CEO, Embraer Services & Support.

“The two new simulators will double our Phenom 300 training capacity in Las Vegas and London and allow ECTS to train more pilots at a critical time. Over the next 10 years, CAE forecasts a need for 32,000 business aviation pilots, and we are working with our partners at Embraer to ensure Phenom 300 customers have the highly qualified pilots they need to keep them flying,” said Alexandre Prevost, CAE’s Division President, Business Aviation and Helicopter Training.

In addition to the new simulators, ECTS currently operates seven Phenom-series simulators in Las Vegas, Nevada (U.S.), Dallas, Texas (U.S.), London Burgess Hill (UK), and Guarulhos (Brazil).

The best-selling light jet in the world for 11 years in a row and the most-flown jet in the United States, the Phenom 300 series leads the way in terms of technology, performance and comfort. The light jet, which has over 700 units in operation, is capable of reaching Mach 0.80 and offers unmatched avionics—including Runway Overrun Awareness and Alerting System (ROAAS), autothrottle, Emergency Descent Mode, coupled go-around, and more—allowing customers to reach their destinations quicker and with superior comfort.

Images: https://embraer.bynder.com/share/E62C55A2-BEE4-4963-AFADC8D197A608D0/

About the Phenom 300E

The Phenom 300E is the fastest and longest-ranged single-pilot jet, with a high-speed cruise of 464 knots and a five-occupant range of 2,010 nautical miles (3,724 km) with NBAA IFR reserves. With its class's best climb and field performance, the Phenom 300E costs less to operate and maintain than its peers. The aircraft is capable of flying at 45,000 feet (13,716 meters), powered by two Pratt & Whitney Canada PW535E1 engines with 3,478 pounds of thrust each. The pilot-friendly cockpit enables single-pilot operations and offers the advanced Prodigy Touch Flight Deck, based on the acclaimed Garmin 3000 avionics suite. It is also the first and only to offer Embraer’s Runway Overrun and Awareness Alerting System (ROAAS), and features autothrottle, both of which reduce workload. The aircraft features carried from a class above include single-point refueling, an externally serviced lavatory, and an airstair.

Additionally, the Phenom 300E offers a spacious cabin with the Embraer DNA Design and a baggage compartment among the largest in its category. The largest windows in the class deliver abundant natural lighting in the cabin as well as in the private lavatory. The comfort of the seats, with reclining and full movement capability, is enhanced by the best pressurization among light jets (6,600 ft. maximum cabin altitude). The Phenom 300E features distinct temperature zones for pilots and passengers, a wardrobe and refreshment center, voice and data communications options, and an entertainment system.

About Embraer Executive Jets

Embraer is creating tomorrow’s world of bespoke private air travel today, utilizing industry-leading innovation, design, and technology—all the while incorporating sustainable and socially responsible practices. As a global company with more than 54 years in aerospace, Embraer delivers the ultimate experience in business aviation through aircraft that feature disruptive performance, technology and comfort. Its portfolio consists of the Phenom 100EX, which offers unmatched cabin comfort, the highest levels of operational versatility and enhanced pilot-centric avionics; the Phenom 300E, which is the best-selling light jet for the past 11 consecutive years. and most flown business jet; and the Praetor 500 and the Praetor 600, the most disruptive and technologically advanced midsize and super-midsize business jets, respectively. Every day, Embraer business aircraft operate around the globe, supported by a strong, responsive customer support network that’s top-ranked in service across the industry. For more information, visit executive.embraer.com.

About CAE

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 40 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight, mission, and medical simulators, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions while keeping positive environmental, social and governance (ESG) impact at the core of our mission. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Follow us on Twitter: @CAE_Inc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations